Sub-Item 77H: Changes in control of Registrant

Acquiring control of T. Rowe Price Institutional Core Plus Fund

As of May 31, 2010, JP Morgan Chase Bank Trustee for the State of California Savings Plus Program (the “Shareholder”) owned less than 25% of the outstanding shares of the T. Rowe Price Institutional Core Plus Fund (the “Fund”). As of November 30, 2010, the Shareholder owned 27.11% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held.